UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]    No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Litigation update.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement related to a litigation update dated April 13, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc
(Registrant)

Date: April 13, 2010	By: /s/ Brett Gladden
Brett Gladden Company Secretary

Exhibit 1.1

News Release
Litigation up-date

RNS Number : 0852K
CSR plc
13 April 2010

CSR plc

Litigation up-date

As previously disclosed in our Circular to Shareholders dated 4 June 2009 relating to the acquisition of SiRF by CSR (the "Circular") and our Annual Report for the 52 week period ended 1 January 2010 (the "2009 Annual Report"), the U.S. International Trade Commission (the "ITC") issued its final ruling against SiRF in January 2009 (the "Final ITC Ruling"), which has been in effect since such time.  In an opinion dated 12 April, 2010, the U.S. Court of Appeals for the Federal Circuit (the "Federal Circuit") affirmed the January 2009 Final ITC Ruling.

As the Final ITC Ruling has been in effect since January 2009, CSR has and will continue to conduct its affairs accordingly with respect to such Final ITC Ruling, as affirmed by the Federal Circuit.

Also, on 21 May 2009, U.S. Customs issued its written determination that SiRF's redesigned GPS chips fall outside the scope of the limited exclusion order issued in connection with the Final ITC Ruling.

As previously disclosed, as a result of this Federal Circuit ruling, the 2006 District Court patent case between SiRF and Broadcom, in which each is asserting patents against the other's products, will come unstayed and proceed.

As also described in the Circular and the 2009 Annual Report, litigation is commonplace in our industry, we were aware of the Broadcom litigation at the time of the acquisition of SiRF and we recognise the possibility that Broadcom, or other third parties, may pursue new or additional litigation, including enforcement activities making allegations against us, and additional allegations before the courts, the ITC or in other venues.  We will continue to take appropriate steps to deal with any claims that may be made.

-ends-

Enquiries:

Will Gardiner / Scott Richardson Brown
CSR	+44 (0) 1223 692 000

James Melville-Ross / Haya Herbert-Burns / Erwan Gouraud
FD	+44 (0) 20 7831 3113

This information is provided by RNS The company news service from the London Stock Exchange END MSCEXLBFBZFEBBV